Exhibit h(ii)

BOARD RESOLUTIONS REGARDING EXPENSE LIMITATION ARRANGEMENTS

The following resolutions were adopted by the Board of Trustees of the Registrant and have not been modified or rescinded.

WHEREAS, LMPFA1 has agreed to waive fees and/or reimburse operating expenses to the extent necessary to limit total operating expenses (other than such expenses as are described in the Expense Cap Arrangement material for this meeting and as presented to and described at this meeting) to the amounts set forth in the Expense Cap Arrangement material for this meeting and as presented to and described at this meeting, subject to recapture as described below; therefore, as to each listed class of each fund, be it

RESOLVED:	That the Board approves and agrees to this arrangement, subject to the following:

1)	That this arrangement will continue until December 31, 2017, unless modified or terminated prior to that date by agreement of LMPFA and the Board, and may be terminated at any time after that date by LMPFA;

2)	That the arrangement may be modified by LMPFA to decrease total annual operating expenses of a class or fund at any time;

3)	That the manager is permitted to recapture amounts waived or reimbursed to the fund within three fiscal years after the year in which LMPFA earned the fee or incurred the expense if the fund’s total annual operating expenses have fallen to a level below the limit described above; and

4)	That in no case will LMPFA recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding the limit described above or any other limit then in effect; and further

RESOLVED:	That the officers of the Fund, be, and the same hereby are, authorized to update the Prospectus and Statement of Additional Information, with such amendments or applicable filings to include such other revisions as said officers may deem appropriate; and further

RESOLVED:	That the officers of the Fund, be, and each of them hereby is, authorized, empowered and directed to take all actions and execute all documents necessary to give full effect to the foregoing resolutions in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions or signatures.

1 Legg Mason Partners Fund Advisors, LLC (“LMPFA”) is the investment manager of the Fund listed in the following chart.

The information below is drawn from the materials referenced in the foregoing resolutions. The amounts stated do not include the following expenses that may be incurred by the Fund: interest, brokerage commissions, dividend expense on short sales, taxes, extraordinary expenses and acquired fund fees and expenses.

Name of Fund	Name of Class	Expense Limit	Expense Limit Expiration Date
Legg Mason BW Absolute Return Opportunities VIT	I	0.75	12/31/2017
	II	1.00	12/31/2017

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